Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05

Barclays Annual General Meeting 2007

Barclays Annual General Meeting took place in London yesterday.

Chairman Marcus Agius and Group Chief Executive John Varley addressed more than 700 shareholders, and the Board took questions from the audience on Barclays 2006 performance.

Marcus, who joined as Chairman in January, opened the event by paying tribute to his successor, saying: “I recognise the achievement of the previous Chairman Matthew Barrett, without whose efforts our bank would not be in the strong position that it is today.”

After giving a round-up of Barclays 2006 performance, he went on to say: “Barclays is a wonderful company, full of vitality and energy, and 2006 has shown that we are making good headway in achieving our strategic ambitions to grow your company.”

John Varley supported these sentiments, adding: “We have had a good start to the year, with headline profit before tax for the first quarter 15 per cent ahead of the first quarter of 2006. Excluding gains from the sale and lease back of property, profit before tax grew 10 per cent. Performance was particularly strong at Barclays Capital which had its best quarter ever.

“We serve customers in intensely competitive environments all around the world. Barclays is well equipped to compete, and by consequence to grow, to serve, and to generate good returns for you, our owners this year and the years ahead.”

John told shareholders how the ABN AMRO opportunity fitted right in the back yard of Barclays strategy and that a merger between the two would set the enlarged group up for a period of rapid growth in the years ahead - growth faster than the rates of growth available to the stand-alone organisations.

He said: “I want ABN, alongside Barclays, to be a founding partner of what will be one of the great banking enterprises, and great banking stories, of the 21st Century.”

Questions from the shareholders covered the proposed ABN AMRO merger, the Woolwich brand, the BBC Whistleblower programme and the issue of bad debt.

Other information

Future SEC Filings and this Filing: Important Information

In connection with the proposed business combination transaction between ABN AMRO and Barclays, Barclays expects it will file with the SEC a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from ABN AMRO and Barclays without charge, once they are filed with the SEC.

This document shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities in such a proposed transaction, nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. ABN AMRO and Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between

ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made by or on behalf of ABN AMRO and Barclays speak only as of the date they are made. ABN AMRO and Barclays do not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.